UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15027214

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43500

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 AND ENDING March 31, 2015
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kota Global Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 Broad Street, 5th Floor
(No. and Street)

New York NY 10004
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Greene 212-837-7708
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA
(Name – *if individual, state last, first, middle name*)

375 Passaic Avenue, Suite 200 Fairfield NJ 07004
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED JUN 22 2015 REGISTRATIONS BRANCH 17

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Matthew Greene, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the period ended March 31, 2015 and supplemental schedules pertaining to Kota Global Securities, Inc. as of March 31, 2015 are true and correct. I further affirm that neither the Corporation nor any officer has any proprietary interest in any account classified solely as that of a customer.

Matthew Greene 6/5/15

Signature Date

CEO

Title

Subscribed and Sworn to before me
on this 5th day of JUNE, 2015.

Olga Elkina

Notary Public

OLGA ELKINA
Notary Public, State of New York
Qualified in Kings County
No. 01EL6303972
My Commission Expires 05/19/2018

KOTA GLOBAL SECURITIES, INC.
(S.E.C. NO. 8-43500)

STATEMENT OF FINANCIAL CONDITION

AS OF MARCH 31, 2015
AND
SUPPLEMENTAL EXEMPTION REPORT

****

This report is filed as a PUBLIC document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

KOTA GLOBAL SECURITIES, INC.

TABLE OF CONTENTS

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Kota Global Securities, Inc.

We have audited the accompanying statement of financial condition of Kota Global Securities, Inc. as of March 31, 2015, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act 1934. This financial statement is the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Kota Global Securities, Inc. at March 31, 2015 in conformity with principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A to the financial statements, the Company has suffered significant losses from operations and has limited cash. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, NJ
June 12, 2015

KOTA GLOBAL SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2015

ASSETS

Current Assets:		
Prepaid expenses	$	4,024
Cash and cash equivalents		2
Total assets	$	4,026

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIENCY)

Current Liabilities:		
Accrued expenses and other	$	180,493
Commitments and Contingencies		
Stockholder's Equity (Deficiency)		(176,467)
Total liabilities and stockholder's equity (deficiency)	$	4,026

See notes to statement of financial condition.

KOTA GLOBAL SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2015

Note A – Organization and Significant Accounting Policies

Nature of Business and Material Uncertainty as to Going-Concern

Kota Global Securities, Inc. (the "Company"), is a securities broker-dealer which principally serves institutional investors.

At March 31, 2015, the Company has stockholder's deficiency (negative equity) of $176,467 after a net loss of $1,058,346 for the period from January 1, 2014 through March 31, 2015. The Company also sustained material losses in prior years. As the result of the Company's failure to maintain adequate regulatory net capital (see Note D), it has suspended its operations. These factors have created a material uncertainty about the Company's ability to continue as a going concern but, based on the components of the Company's statement of financial condition and lack of any material commitments, the financial statements do not include any specific adjustments that might otherwise be necessary if the Company is unable to continue as a result of this uncertainty.

The Company generated revenue principally by providing securities trading and brokerage services to institutional investors. Revenues for these services vary based on the performance of financial markets around the world. The Company also participated in underwriting transactions which generated fee income.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents may include investments in money market funds.

Property and Equipment

Property and equipment when in use is stated at cost. Expenditures that materially increase useful lives are capitalized, while ordinary maintenance and repairs are expensed as incurred.

Subsequent Events

Subsequent events were evaluated through June 12, 2015 which is the date the financial statements were available to be issued.

Note B – Commitment and Contingencies

During a portion of the period from January 1, 2014 through March 31, 2015, the Company maintained office space in New York City and at other locations. As of March 31, 2015, the Company is being operated from the residence of its Chief Executive Officer at no charge to the Company.

The Company used Broadcort to process its customers' securities transactions and to provide custodial and other services. The Company paid fees on a per transaction basis for securities transactions and interest on balances due to Broadcort.

The non-interest bearing balances with the Company's bank are protected up to $250,000 by insurance coverage provided by the Federal Deposit Insurance Corporation.

Note C – Subordinated Liabilities

On March 31, 2014, the Company entered into modification agreements with its subordinated lenders whereby $491,589 was recharacterized as equity infusions into the Company.

Note D – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2015 the Company had negative net capital of $180,491, which was $192,524 beneath its required net capital of $12,033. The Company's net capital ratio was -1 to 1.

As the Company is not in compliance with maintenance of its minimum net capital requirement it has suspended its operations.

Note E – Fair Value of Financial Instruments

The carrying value of cash and accrued expenses approximates fair value due to the short maturity of these instruments.

Note F - Uncertain Tax Positions

As of March 31, 2015, the Company believes it is reasonably possible the balance of the gross unrecognized tax benefits is zero and will continue to be zero in the next twelve months based on conservative income tax positions and the expiration of statute of limitations. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings.

The Company's policy is to recognize accrued interest and penalties associated with uncertain tax positions as part of the income tax provision. As of January 1, 2014, accrued interest and penalties associated with uncertain tax positions is zero. For the fifteen month period from January 1, 2014 through March 31, 2015, accrued interest and penalties associated with uncertain tax positions are zero.

The Company files income tax returns in the U.S. Federal jurisdiction and the State jurisdiction of New York. None of these taxing jurisdictions have active examinations of Company income tax returns. The Company has timely filed all required income tax returns, and is no longer subject to Federal and State income tax examinations for years before 2011.

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

Report of Independent Registered Public Accounting Firm

To The Board of Directors
Kota Global Securities, Inc.

Dear Sirs:

We have reviewed management's statements, included in the accompanying exemption report, in which Kota Global Securities, Inc. identified the following provisions of 17 C.F.R §15c3-3(k) under which Kota Global Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 under Section (k)(2)(ii) and Kota Global Securities, Inc. stated that Kota Global Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Kota Global Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kota Global Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
June 12, 2015

KOTA

Rule 15c3-3 Exemption Report
March 31, 2015

Kota Global Securities, Inc. ("the Company")

The Company, to its best knowledge and belief, during the period June 1, 2014 to March 31, 2015, (1) claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 and (2) met the exemptive provisions in paragraph (k)(2)(i) without exception.

Matthew Greene

Name: Matthew K. Greene
Title: CEO
Date: June 12, 2015